Exhibit 99.2

FOURTH AMENDMENT TO
SUSTAINABILITY LINKED THIRD AMENDED AND RESTATED CREDIT AGREEMENT

THIS FOURTH AMENDMENT TO SUSTAINABILITY LINKED THIRD AMENDED AND RESTATED CREDIT AGREEMENT (the “Fourth Amendment”) is executed by the parties hereto as of the 29th day of November, 2024.

AMONG:	COLLIERS INTERNATIONAL GROUP INC., a corporation duly organized and existing under the laws of Ontario (the “Canadian Borrower”)

AND:	COLLIERS MACAULAY NICOLLS INC., a corporation duly organized and existing under the laws of Ontario (“CMN”)

AND:	COLLIERS INTERNATIONAL HOLDINGS (USA), INC., a corporation duly organized and existing under the laws of the State of Delaware (the “US Borrower”)

AND:	COLLIERS INVESTMENT MANAGEMENT HOLDINGS, INC., a corporation duly organized and existing under the laws of the State of Delaware (“US Holdings”)

AND:	GLOBESTAR LIMITED, a company incorporated in England and Wales with company number 05159841 (“Globestar”)

AND:	COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, a company incorporated in England and Wales with company number 10053084 (“EMEA Holdings”)

AND:	COÖPERATIE CMN NETHERLANDS HOLDCO U.A., a cooperative with excluded liability (coöperatie met uitgesloten aansprakelijkheid) incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Eindhoven, the Netherlands and registered with the Dutch trade register under number 51267713 (the “Dutch Borrower”)

AND:	COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED ACN 008 178 238, a corporation duly incorporated and existing under the laws of Australia (the “Australian Borrower” and, together with the Canadian Borrower, CMN, the US Borrower, US Holdings, Globestar, EMEA Holdings and the Dutch Borrower, collectively, the “Borrowers”)

AND:	The Subsidiaries named on the execution pages hereof, as Guarantors (the “Guarantors”)

AND:	The banks named on the execution pages hereof, as Lenders (collectively, the “Lenders” and each individually, a “Lender”)

AND:	BMO CAPITAL MARKETS, as Sustainability Structuring Agent (the “Sustainability Structuring Agent”)

AND:	BANK OF MONTREAL, LONDON BRANCH, as European administration agent (the “European Agent”)

AND:	HSBC BANK AUSTRALIA LIMITED, as Australian administration agent (the “Australian Agent”)

AND:	BANK OF MONTREAL, as the administration agent and as the Canadian administration agent (in its capacity as the administration agent, the “Administration Agent”, in its capacity as the Canadian administration agent, the “Canadian Agent” and in its capacity as the U.S. administration agent, the “U.S. Agent”).

WHEREAS the Borrowers, the Guarantors, the Lenders, the Administration Agent, the Sustainability Structuring Agent, the Canadian Agent, the U.S. Agent, the European Agent, the Australian Agent (collectively, the “Agents”), BMO Capital Markets, as Sole Bookrunner, Co-Lead Arranger and Sustainability Structuring Agent, HSBC UK Bank plc, Mizuho Bank, Ltd., Canada Branch, JPMorgan Chase Bank, N.A., Bank of America, N.A., Canada Branch, and U.S. Bank National Association, as Co-Lead Arrangers and Co-Syndication Agents, The Bank of Nova Scotia and Canadian Imperial Bank of Commerce, as Co-Documentation Agents, among others, have entered into a sustainability linked third amended and restated credit agreement dated May 27, 2022, as amended by the first amendment to sustainability linked third amended and restated credit agreement dated as of November 2, 2022, the second amendment to sustainability linked third amended and restated credit agreement dated as of April 28, 2023 and the third amendment to sustainability linked third amended and restated credit agreement dated as of June 26, 2024 (the “Existing Credit Agreement” and, as amended by this Fourth Amendment and as may be further amended, restated, amended and restated, supplemented, replaced and otherwise modified from time to time, the “Credit Agreement”);

AND WHEREAS the Borrowers have requested (i) an aggregate U.S.$500,000,000 increase in the Total Commitments, (ii) that the Final Maturity Date be extended by a period of five (5) years from the Amendment Effective Date (defined below) and (iii) certain amendments to the sustainability criteria, as set forth herein;

AND WHEREAS the Borrowers, the Agents and the Lenders have agreed to amend certain provisions of the Existing Credit Agreement (collectively, the “Amendments”), but only to the extent and subject to the provisions set forth in this Fourth Amendment;

NOW THEREFORE, for good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

Article 1 – INTERPRETATION

1.1           Capitalized terms referred to and not defined herein shall have the meanings ascribed thereto in the Credit Agreement.

1.2           Each of the Borrowers and each of the Guarantors agrees that the recitals form an integral part of this Fourth Amendment.

Article 2 – AMENDMENTS

2.1           With effect as of the Amendment Effective Date (defined below), the Existing Credit Agreement is hereby amended as follows:

(a)	the grid appearing in the definition of “Applicable Sustainability Margin Adjustment” in Section 1.1 (Definitions) is hereby deleted in its entirety and the following substituted therefor:

SPT Metric	Fiscal Year Ending	Level	Target	Adjustment to the fees, rates and margins in the pricing grid referred to in the definition of Applicable Margin (in bps) (excluding Commitment Fees)	Adjustment to the Commitment Fees (in bps) referred to in the definition of Applicable Margin
GHG Emission Intensity (measured against Baseline GHG Emission Intensity)	December 31, 2022	I	SBTi Submission	-2.0	-0.4
		III	No SBTi Submission	2.0	0.4
	December 31, 2023	I	If GHG Emission Intensity has decreased by 16.7% or more	-2.0	-0.4
		II	If GHG Emission Intensity has decreased by less than 16.7% but 9.9% or more	-1.0	-0.2
		III	If GHG Emission Intensity has decreased by less than 9.9% or increased by less than 5.0%	No change	No change
		IV	If GHG Emission Intensity has increased by 5.0% or more but less than 8.4%	1.0	0.2
		V	If GHG Emission Intensity has increased by 8.4% or more	2.0	0.4
	December 31, 2024	I	If GHG Emission Intensity has decreased by 24.6% or more	-2.0	-0.4
		II	If GHG Emission Intensity has decreased by less than 24.6% but 14.6% or more	-1.0	-0.2
		III	If GHG Emission Intensity has decreased by less than 14.6% or increased by less than 0.0%	No change	No change
		IV	If GHG Emission Intensity has increased by 0.0% or more but less than 4.2%	1.0	0.2
		V	If GHG Emission Intensity has increased by 4.2% or more	2.0	0.4
	December 31, 2025	I	If GHG Emission Intensity has decreased by 32.2% or more	-3.0	-0.6
		II	If GHG Emission Intensity has decreased by less than 32.2% but 19.2% or more	-2.0	-0.4
		III	If GHG Emission Intensity has decreased by less than 19.2% but more than 5.0%	No change	No change
		IV	If GHG Emission Intensity has decreased by 5.0% or more but less than 0.0%	2.0	0.4
		V	If GHG Emission Intensity has increased by more than 0.0%	3.0	0.6
	December 31, 2026	I	If GHG Emission Intensity has decreased by 39.8% or more	-3.0	-0.6
		II	If GHG Emission Intensity has decreased by less than 39.8% but more than 23.7%	-2.0	-0.4
		III	If GHG Emission Intensity has decreased by less than 23.7% but 9.9% or more	No change	No change
		IV	If GHG Emission Intensity has decreased by less than 9.9% but more than 4.2%	2.0	0.4
		IV	If GHG Emission Intensity has decreased by 4.2% or less	3.0	0.6

Percentage of Women in Management Roles	December 31, 2022	I	Percentage of Women in Management Roles is 33.2% or more	-2.0	-0.4
		II	Percentage of Women in Management Roles is less than 33.2% but more than 30.4%	No change	No change
		III	Percentage of Women in Management Roles is 30.4% or less	2.0	0.4
	December 31, 2023	I	Percentage of Women in Management Roles is 34.1% or more	-2.0	-0.4
		II	Percentage of Women in Management Roles is less than 34.1% but more than 31.4%	No change	No change
		III	Percentage of Women in Management Roles is 31.4% or less	2.0	0.4
	December 31, 2024	I	Percentage of Women in Management Roles is 34.9% or more	-2.0	-0.4
		II	Percentage of Women in Management Roles is less than 34.9% but more than 32.4%	No change	No change
		III	Percentage of Women in Management Roles is 32.4% or less	2.0	0.4
	December 31, 2025	I	Percentage of Women in Management Roles is 35.8% or more	-2.0	-0.4
		II	Percentage of Women in Management Roles is less than 35.8% but more than 33.4%	No change	No change
		III	Percentage of Women in Management Roles is 33.4% or less	2.0	0.4
	December 31, 2026	I	Percentage of Women in Management Roles is 36.6% or more	-2.0	-0.4
		II	Percentage of Women in Management Roles is less than 36.6% but more than 34.4%	No change	No change
		III	Percentage of Women in Management Roles is 34.4% or less	2.0	0.4

Percentage of WELL-Certified Properties	December 31, 2022	I	Percentage of WELL Certified Properties is 10% or more	-1.0	-0.2
		II	Percentage of WELL Certified Properties is more than 0.0% but less than 10%	No change	No change
		III	Percentage of WELL Certified Properties is 0.0%	1.0	0.2
	December 31, 2023	I	Percentage of WELL Certified Properties is 30% or more	-1.0	-0.2
		II	Percentage of WELL Certified Properties is more than 15% but less than 30%	No change	No change
		III	Percentage of WELL Certified Properties is 15% or less	1.0	0.2
	December 31, 2024	I	Percentage of WELL Certified Properties is 75% or more	-1.0	-0.2
		II	Percentage of WELL Certified Properties is more than 45% but less than 75%	No change	No change
		III	Percentage of WELL Certified Properties is 45% or less	1.0	0.2

(b)	the definition of “Australian Revolving Facility Commitment” in Section 1.1 (Definitions) is hereby amended by deleting the reference to “U.S.$75,000,000” appearing therein and substituting “U.S.$100,000,000” therefor;

(c)	the definition of “Borrowers” in Section 1.1 (Definitions) is hereby amended by (i) adding “U.S. Holdings,” immediately following the reference to “the U.S. Borrower” appearing therein, and (ii) adding “Globestar,” immediately following the reference to “the UK Borrower” appearing therein;

(d)	the definition of “Business Day” in Section 1.1 (Definitions) is hereby amended by (i) adding “or Montreal, Quebec” immediately following the reference to “Toronto” appearing in clause (a) therein; (ii) adding “and Montreal” immediately following the reference to “Toronto” appearing in clause (b) therein; (iii) adding “, Toronto, Ontario or Montreal Quebec” immediately following the reference to “London, England” appearing in clause (c) therein; and (iv) adding “or Montreal” immediately following the reference to “Toronto” appearing in clause (f) therein;

(e)	the definition of “Canadian Revolving Facility Commitment” in Section 1.1 (Definitions) is hereby amended by deleting the reference to “U.S.$840,000,000” appearing therein and substituting “U.S.$1,085,000,000” therefor;

(f)	the definitions of “Canadian Swingline A Commitment” and “Canadian Swingline A Lender” in Section 1.1 (Definitions), and each reference to “Canadian Swingline A Commitment” and “Canadian Swingline A Lender”, are hereby deleted in their entirety;

(g)	the definition of “Colliers EMEA Revolving Facility Commitment” in Section 1.1 (Definitions) is hereby amended by deleting the reference to “U.S.$100,000,000” appearing therein and substituting “U.S.$125,000,000” therefor;

(h)	Section 1.1 (Definitions) is hereby amended by adding the following new definitions thereto in the appropriate alphabetical order:

““Declassification Event” means a failure by the Canadian Borrower and the Administration Agent (acting on the instructions of the Majority Lenders) to establish SPT Metrics in respect of GHG Emissions and Percentage of Women in Management Roles, or one or more Alternative SPT Metrics in accordance with Section 4.14(c), within 15 months after the last Applicable Sustainability Margin Adjustment; provided, that, the last day of effectiveness of the most recent Applicable Sustainability Margin Adjustment shall be the day that is 12 months after the most recent Sustainability Margin Adjustment Date.”;

““Englobe Properties” means, collectively, the properties municipally described as [REDACTED];

““Globestar” means Globestar Limited, a company incorporated in England and Wales with company number 05159841.”;

““U.S. Holdings” means Colliers Investment Management Holdings, Inc., a corporation duly organized and existing under the laws of the State of Delaware.”;

“”Register” has the meaning ascribed thereto in Section 13.18.”;

(i)	the definition of “Final Maturity Date” in Section 1.1 (Definitions) is hereby amended by deleting the reference to “May 27, 2027” appearing therein and substituting “November 29, 2029” therefor;

(j)	the definition of “Percentage of WELL Certified Properties” in Section 1.1 (Definitions) is hereby deleted in its entirety and the following substituted therefor:

““Percentage of WELL Certified Properties” means the total number of Sustainability Eligible Locations occupied by the Canadian Borrower and its Subsidiaries which have received a WELL Health-Safety Rating calculated at the end of the most recently completed Fiscal Year (provided that the Englobe Properties shall not be included in such calculation), the criteria of such rating are available at https://www.wellcertified.com/health-safety, divided by the total number of Sustainability Eligible Locations occupied by the Canadian Borrower and its Subsidiaries calculated at the end of the most recently completed Fiscal Year (provided that the Englobe Properties shall not be included in such calculation), as set out in the Sustainability Report and verified by the Sustainability Auditor on a limited assurance basis.”, provided, that, effective January 1, 2025, the definition of “Percentage of WELL Certified Properties”, and each reference thereto appearing in the Credit Agreement, shall be automatically and without further action deleted in its entirety;

(k)	the definition of “Total Australian Commitments” in Section 1.1 (Definitions) is hereby amended by deleting the reference to “U.S.$75,000,000” appearing therein and substituting “U.S.$100,000,000” therefor;

(l)	the definition of “Total Canadian Commitments” in Section 1.1 (Definitions) is hereby amended by deleting the reference to “U.S.$875,000,000” appearing therein and substituting “U.S.$1,100,000,000” therefor;

(m)	the definition of “Total Colliers EMEA Commitments” in Section 1.1 (Definitions) is hereby amended by deleting the reference to “U.S.$100,000,000” appearing therein and substituting “U.S.$125,000,000” therefor;

(n)	the definition of “Total Commitments” in Section 1.1 (Definitions) is hereby amended by deleting the reference to “U.S.$1,750,000,000” appearing therein and substituting “U.S.$2,250,000,000” therefor;

(o)	the definition of “Total U.S. Commitments” in Section 1.1 (Definitions) is hereby amended by deleting the reference to “U.S.$625,000,000” appearing therein and substituting “U.S.$825,000,000” therefor;

(p)	the definition of “Total UK Commitments” in Section 1.1 (Definitions) is hereby amended by deleting the reference to “U.S.$75,000,000” appearing therein and substituting “U.S.$100,000,000” therefor;

(q)	the definition of “UK Revolving Facility Commitment” in Section 1.1 (Definitions) is hereby amended by deleting the reference to “U.S.$75,000,000” appearing therein and substituting “U.S.$100,000,000” therefor;

(r)	the definition of “U.S. Revolving Facility Commitment” in Section 1.1 (Definitions) is hereby amended by deleting the reference to “U.S.$590,000,000” appearing therein and substituting “U.S.$790,000,000” therefor;

(s)	Article 4 (Interest, Letter of Credit Fee and Commitment Fees) is hereby amended by adding the following new sections thereto:

“4.15 Declassification Event

(a) On and at any time after the occurrence of the Declassification Event the Facilities will no longer be classified or re-classified as “sustainability-linked”.

(b) With effect on and from the Declassification Event:

(i) the definition of “Applicable Sustainability Margin Adjustment” and each other provision and definition of this Agreement related to this Agreement being “sustainability-linked”, including, without limitation, Sections 4.14 and 9.6, shall cease to apply; and

(ii) no Applicable Sustainability Margin Adjustment will apply to any utilization of the Facilities.

4.16 Sustainability Publicity

The Canadian Borrower shall not, and shall ensure that no other Borrower or Guarantor or Subsidiary thereof will, make any disclosure that references the Facilities or any utilization thereof as "sustainability-linked" at any time on or after the Declassification Event.”

(t)	Section 5.3(a) (Conditions Precedent to Borrowings to Make Acquisitions) is hereby amended by deleting the reference to “Schedule “J”” appearing therein and substituting “Schedule “I”” therefor;

(u)	Section 8.2(h)(iv) (Positive Covenants) is hereby amended by adding the following to the end of such section:

“, provided, further that no Sustainability Certificate shall be required to be delivered after a Declassification Event”;

(v)	Article 13 (The Agents) is hereby amended by adding a new section 13.18 thereto:

“13.18 Register. The Administration Agent, acting solely as a non-fiduciary agent of the Borrowers, shall maintain at one of its offices a copy of a register (the “Register”) for the recordation of the names and addresses of the Lenders and the Commitments of and obligations (including principal and stated interest) owing to the applicable Lender. Without limitation of any other provision of this Agreement, no transfer of an interest in a Loan or Commitment hereunder shall be effective unless and until recorded in the Register. Notwithstanding anything to the contrary hereunder, the entries in the Register shall be conclusive absent manifest error and each Borrower, Guarantor and Lender shall treat each person whose name is recorded in the Register as a Lender hereunder for all purposes of a Loan Document notwithstanding any notice to the contrary. The Register shall be available for inspection by each Lender and Borrower at any reasonable time upon reasonable request therefor and from time to time upon reasonable prior notice.”

(w)	Schedule “A” (List of Unrestricted Entities), Schedule “B” (Form of Repayment Notice), Schedule “C” (Form of Transfer Certificate), Schedule “D” (Form of Conversion Notice), Schedule “E” (Form of Drawdown Notice), Schedule “F” ([Reserved]), Schedule “G” (Form of Compliance Certificate), Schedule “I” (Form of Officer’s Certificate Re: Acquisition Facility), Schedule “J” (Permitted Encumbrances), Schedule “K” (Form of [U.S.] [UK] [Colliers EMEA] [Australian] Promissory Note), Schedule “L” (Form of Sustainability Certificate) and Schedule “M” (Baseline Sustainability Levels) are hereby amended by (i) removing references therein to “Bank of Montreal, Chicago Branch, as U.S. Administration Agent” and substituting “Bank of Montreal, as U.S. Administration Agent” therefor, and (ii) where applicable in such Schedules, adding reference to “Colliers Investment Management Holdings, Inc.”, as a U.S. Borrower and including a signature block for “Colliers Investment Management Holdings, Inc.” where applicable;

(x)	Schedule “H-1” (Canadian Commitments) is hereby deleted and replaced with Schedule H-1 (Canadian Commitments) attached hereto as Exhibit A;

(y)	Schedule “H-2” (U.S. Commitments) is hereby deleted and replaced with Schedule H-2 (U.S. Commitments) attached hereto as Exhibit B;

(z)	Schedule “H-3” (UK Commitments) is hereby deleted and replaced with Schedule H-3 (UK Commitments) attached hereto as Exhibit C;

(aa)	Schedule “H-4” (EMEA Commitments) is hereby deleted and replaced with Schedule H-4 (EMEA Commitments) attached hereto as Exhibit D;

(bb)	Schedule “H-5” (Australian Commitments) is hereby deleted and replaced with Schedule H-5 (Australian Commitments) attached hereto as Exhibit E;

(cc)	Schedule “H-6” (Total Commitments) is hereby deleted and replaced with Schedule H-6 (Australian Commitments) attached hereto as Exhibit F.

Article 3 – FEES AND COSTS

3.1       All costs incurred by the Administration Agent in preparing this Fourth Amendment (including all legal fees incurred by the Administration Agent) shall be on the account of the Borrowers, and shall form part of the Obligations. The Borrowers hereby authorize the Administration Agent to debit any accounts it may have with the Administration Agent in an amount equal to such fees and costs.

Article 4 – CONDITIONS TO EFFECTIVENESS

4.1        This Fourth Amendment shall become effective upon the satisfaction of the following conditions precedent in form and substance satisfactory to the Administration Agent (the date and fulfillment of such conditions being herein referred to as the “Amendment Effective Date”):

(a)	delivery to the Administration Agent of a fully executed copy of this Fourth Amendment, dated the Amendment Effective Date, as executed by the Borrowers, the Guarantors, the Agents and the Lenders (with an original wet-ink counterpart signature page to be provided by Colliers International Germany Holding GmbH (the “German Guarantor”) promptly following closing);

(b)	delivery to the Administration Agent of a customary officer’s or director’s certificate of each Borrower and each Guarantor which is incorporated or otherwise formed in the jurisdiction of organization or formation of a Borrower, signed by an authorized officer or director of such Borrower or Guarantor, certifying and attaching (i) copies of its constitutive documents or confirming that they remain in full force and effect and have not been revoked, suspended, amended or modified since they were previously provided to the Administration Agent, (ii) resolutions authorizing the execution, delivery and performance of this Fourth Amendment, and (iii) incumbencies setting forth the signatures and titles of its authorized signatories certifying their authority to sign this Fourth Amendment and any documents contemplated hereby or provided in connection herewith;

(c)	delivery to the Administration Agent of a certificate of the Canadian Borrower, signed by an authorized officer of the Canadian Borrower, for and on behalf of the Guarantors (to the extent not already provided by the Guarantors pursuant to paragraph 4.1(b) above), confirming certain customary matters of fact;

(d)	delivery to the Administration Agent of certificates of good standing (to the extent such concept exists) in respect of each Borrower from the applicable Governmental Authority;

(e)	delivery to the Administration Agent of customary legal opinions in respect of each Borrower;

(f)	the Administration Agent shall have received payment from the Borrowers of the fees as set forth in that certain fee letter dated November 12, 2024 between the Canadian Borrower and the Canadian Agent;

(g)	the Borrowers shall have provided the documentation and other information reasonably requested in writing by the Administration Agent and the Lenders as they reasonably determine is required by regulatory authorities under applicable "know your customer", beneficial ownership and anti-money-laundering rules and regulations, including, without limitation, the Patriot Act and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), in each case at least three (3) Business Days prior to the Amendment Effective Date (or such shorter period as the Administration Agent shall otherwise agree); and

(h)	delivery to the Administration Agent such other documents and information which the Administration Agent or the Lenders may reasonably request.

Article 5 – REPRESENTATIONS AND WARRANTIES

5.1	Each Borrower and each Guarantor warrants and represents to the Agents and the Lenders that the following statements are true, correct and complete:

	(a)	Authorization, Validity, and Enforceability of this Fourth Amendment. Each Borrower and each Guarantor has the corporate power and authority to execute and deliver this Fourth Amendment and to perform its obligations under the Existing Credit Agreement, as amended by this Fourth Amendment. Each Borrower and each Guarantor has taken all necessary corporate action (including, without limitation, obtaining approval of its shareholders if necessary) to authorize its execution and delivery of this Fourth Amendment and the performance of the Credit Agreement. This Fourth Amendment has been duly executed and delivered by each Borrower and each Guarantor and this Fourth Amendment and the Credit Agreement constitute the legal, valid and binding obligations of each Borrower and each Guarantor, enforceable against each of them in accordance with their respective terms without defence, compensation, setoff or counterclaim. Each Borrower’s and each Guarantor’s execution and delivery of this Fourth Amendment and the performance by each Borrower and each Guarantor of the Credit Agreement do not and will not conflict with, or constitute a violation or breach of, or constitute a default under, or result in the creation or imposition of any Lien upon the property of any Borrower or any Guarantor by reason of the terms of (a) any contract, mortgage, hypothec, Lien, lease, agreement, indenture, or instrument to which any Borrower or any Guarantor is a party or which is binding on any of them, (b) any requirement of law applicable to any Borrower or any Guarantor, or (c) the certificate or articles of incorporation or amalgamation or association or bylaws or memorandum of association or constitution of any Borrower or any Guarantor.

(b)	Governmental Authorization. No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any governmental authority or other person is necessary or required in connection with the execution, delivery or performance by, or enforcement against each Borrower and each Guarantor of this Fourth Amendment or the Credit Agreement except for such as have been obtained.

(c)	Incorporation of Representations and Warranties from Credit Agreement. The representations and warranties contained in Article 8 of the Credit Agreement and the other Loan Documents are and will be true, correct and complete in all material respects on and as of the Amendment Effective Date to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case they were true, correct and complete in all material respects on and as of such earlier date.

(d)	Absence of Default. No event has occurred and is continuing or will result from the consummation of the transactions contemplated by this Fourth Amendment that would constitute a Default or an Event of Default.

(e)	No Other Amendment. Except to the extent set forth herein no additional amendment, consent or waiver of any other term, condition, covenant, agreement or any other aspect of the Credit Agreement is intended or implied and except as covered by this Fourth Amendment, no other aspect of the covenants referred to herein is amended or waived, including without limitation for any other period or circumstance, and no such amendment, waiver or consent is intended or implied.

(f)	KYC, etc. All information provided by the Borrowers to the Administration Agent and the Lenders under applicable "know your customer", beneficial ownership and anti-money-laundering rules and regulations, including, without limitation, the Patriot Act and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), remains true, complete and accurate as of the Amendment Effective Date.

Article 6 – MISCELLANEOUS

6.1       (a) Each Borrower and each Guarantor (i) reaffirms its Obligations under the Credit Agreement and the other Loan Documents to which it is a party, and (ii) agrees that the Credit Agreement and the other Loan Documents to which it is a party remain in full force and effect, except as amended hereby, and are hereby ratified and confirmed. The Guarantors (i) consent to and approve the execution and delivery of this Fourth Amendment by the parties hereto, (ii) agree that this Fourth Amendment does not and shall not limit or diminish in any manner the obligations of the Guarantors under their guarantees (collectively, the “Guarantees”) and that such obligations would not be limited or diminished in any manner even if such Guarantors had not executed this Fourth Amendment, (iii) agree that this Fourth Amendment shall not be construed as requiring the consent of such Guarantors in any other circumstance, (iv) reaffirm each of their obligations under the Guarantees and the other Loan Documents to which they are a party, and (v) agree that the Guarantees and the other Loan Documents to which they are a party remain in full force and effect and are hereby ratified and confirmed. (b) The German Guarantor hereby confirms to the Administration Agent for the benefit of the Administration Agent and the Lenders that (i) the Guarantee (as defined in the credit guarantee agreement dated as of June 1, 2015, as amended and confirmed from time to time prior to the date hereof, the “German Guarantee”) continues to exist, and (ii) the Guaranteed Obligations (as defined in the German Guarantee) shall include the Obligations (as defined in the Existing Credit Agreement, as amended by this Fourth Amendment) and for the avoidance of doubt, the Guaranteed Obligations shall not include any Excluded Swap Obligation (as defined in the Existing Credit Agreement, as amended by this Fourth Amendment).

6.2       Nothing contained in this Fourth Amendment or any other communication between the Administration Agent and/or the Lenders and the Borrowers (or any Guarantor) shall be a waiver of any other present or future violation, Default or Event of Default under the Credit Agreement or any other Loan Document (collectively, “Other Violations”). Similarly, nothing contained in this Fourth Amendment shall directly or indirectly in any way whatsoever either (i) impair, prejudice or otherwise adversely affect the Agents’ or the Lenders’ right at any time to exercise any right, privilege or remedy in connection with the Credit Agreement or any other Loan Document with respect to any Other Violations (including, without limiting the generality of the foregoing, in respect of the non-conformity to any representation, warranty or covenant contained in any Loan Document), (ii) except as specifically provided in Article 3 hereof, amend or alter any provision of the Credit Agreement or any other Loan Document or any other contract or instrument, or (iii) constitute any course of dealing or other basis for altering any obligation of any Borrower or any Guarantor under the Loan Documents or any right, privilege or remedy of the Agents or the Lenders under the Credit Agreement or any other Loan Document or any other contract or instrument with respect to Other Violations. Nothing in this Fourth Amendment shall be construed to be a consent by any Agent or the Lenders to any Other Violations.

6.3       This Fourth Amendment will not discharge or constitute novation of any debt, obligation, covenant or agreement contained in the Credit Agreement or any of the documents delivered pursuant thereto but same shall remain in full force and effect save to the extent same are amended by the provisions of this Fourth Amendment.

6.4       All reasonable expenses of the Administration Agent in connection with this Fourth Amendment and the related documentation, including all reasonable legal fees and disbursements incurred by the Administration Agent, shall be for the account of the Borrowers.

6.5       This Fourth Amendment enures to the benefit of and binds the parties and their respective successors and permitted assigns.

6.6       Each party shall from time to time promptly execute and deliver all further documents and take all further action necessary to give effect to the provisions and intent of this Fourth Amendment.

6.7       This Fourth Amendment may be executed and delivered in one or more counterparts, including by way of facsimile, or electronically, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

6.8       (a) Subject to Section 6.8(b) below, this Fourth Amendment shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(b) To the extent that Section 6.1(a) above relates to reaffirmations, agreements or confirmations in connection with Loan Documents governed by and construed in accordance with laws other than the laws of the Province of Ontario and the federal laws of Canada, the law governing those Loan Documents shall apply to the applicable reaffirmations, agreements or confirmations.

[Signature pages commence on the following page]

IN WITNESS WHEREOF, the parties hereto have caused this Fourth Amendment to Sustainability Linked Third Amended and Restated Credit Agreement to be executed as of the date first above written.

COLLIERS INTERNATIONAL GROUP INC., as a Canadian Borrower
Per:	<Signed> Matthew Hawkins
	Name:	Matthew Hawkins
	Title:	Vice President, Legal Counsel & Corporate Secretary

I have the authority to bind the Corporation

COLLIERS MACAULAY NICOLLS INC., as a Canadian Borrower
Per:	<Signed> Matthew Hawkins
	Name:	Matthew Hawkins
	Title:	Secretary

I have the authority to bind the Corporation

COLLIERS INTERNATIONAL HOLDINGS (USA), INC., as a U.S. Borrower
Per:	<Signed> Matthew Hawkins
	Name:	Matthew Hawkins
	Title:	Secretary

I have the authority to bind the Corporation

COLLIERS INVESTMENT MANAGEMENT HOLDINGS, INC., as a U.S. Borrower
Per:	<Signed> Matthew Hawkins
	Name:	Matthew Hawkins
	Title:	Secretary/Treasurer

I have the authority to bind the Corporation

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COÖPERATIE CMN NETHERLANDS HOLDCO U.A., as Dutch Borrower
Per:	<Signed> Davoud Amel-Azizpour
	Name:	Davoud Amel-Azizpour
	Title:	Authorized Signatory

I have the authority to bind the Company

GLOBESTAR LIMITED, a company incorporated in England and Wales with registration number 05159841, as a UK Borrower
Per:	<Signed> Davoud Amel-Azizpour
	Name:	Davoud Amel-Azizpour
	Title:	Director

I have the authority to bind the Company

COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, a company incorporated in England and Wales with registration number 10053084, as a UK Borrower
Per:	<Signed> Davoud Amel-Azizpour
	Name:	Davoud Amel-Azizpour
	Title:	Director

I have the authority to bind the Company

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

Executed by Colliers International Holdings (Australia) Limited ACN 008 178 238 as Australian Borrower in accordance with section 127 of the Corporations Act 2001:
<Signed> John Marasco	<Signed> Simon Martin Hunt
Director/company secretary	Director
JOHN MARASCO	SIMON MARTIN HUNT
Name of director/company secretary (BLOCK LETTERS)	Name of director (BLOCK LETTERS)

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS INTERNATIONAL USA, LLC, as a Guarantor
Per:	<Signed> Matthew Hawkins
	Name:	Matthew Hawkins
	Title:	Secretary

I have the authority to bind the Corporation

CIVAS HOLDINGS, LLC, as a Guarantor
Per:	<Signed> Matthew Hawkins
	Name:	Matthew Hawkins
	Title:	Secretary

I have the authority to bind the Corporation

COLLIERS INTERNATIONAL WA, LLC, as a Guarantor
Per:	<Signed> Matthew Hawkins
	Name:	Matthew Hawkins
	Title:	Secretary

I have the authority to bind the Corporation

COLLIERS INTERNATIONAL REMS US, LLC, as a Guarantor
Per:	<Signed> Matthew Hawkins
	Name:	Matthew Hawkins
	Title:	Secretary

I have the authority to bind the Corporation

COLLIERS INTERNATIONAL CA, INC., as a Guarantor
Per:	<Signed> Matthew Hawkins
	Name:	Matthew Hawkins
	Title:	Secretary

I have the authority to bind the Corporation

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS INTERNATIONAL GREATER LOS ANGELES, INC. as a Guarantor
Per:	<Signed> Matthew Hawkins
	Name:	Matthew Hawkins
Title:

I have the authority to bind the Corporation

COLLIERS INTERNATIONAL VALUATION & ADVISORY SERVICES, LLC, as a Guarantor
Per:	<Signed> Matthew Hawkins
	Name:	Matthew Hawkins
	Title:	Secretary

I have the authority to bind the Corporation

FS WILLIAMS ACQUISITIONCO LLC, as a Guarantor
Per:	<Signed> Matthew Hawkins
	Name:	Matthew Hawkins
	Title:	Secretary

I have the authority to bind the Corporation

COLLIERS PARRISH INTERNATIONAL, INC., as a Guarantor
Per:	<Signed> Matthew Hawkins
	Name:	Matthew Hawkins
	Title:	Vice President/Secretary

I have the authority to bind the Corporation

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS INTERNATIONAL FLORIDA, LLC, as a Guarantor
Per:	<Signed> Matthew Hawkins
	Name:	Matthew Hawkins
	Title:	Secretary

I have the authority to bind the Corporation

COLLIERS INTERNATIONAL FINCO (CANADA) INC., as a Guarantor
Per:	<Signed> Matthew Hawkins
	Name:	Matthew Hawkins
	Title:	President/Secretary

I have the authority to bind the Corporation

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

Executed by COLLIERS INTERNATIONAL (NSW) PTY LIMITED ACN 001 401 681 as a Guarantor in accordance with section 127 of the Corporations Act 2001:
<Signed. Andrew Charles Watson	<Signed> Jullia Batterley
Director/company secretary	Director
ANDREW CHARLES WATSON	JULIA BATTERLEY
Name of director/company secretary (BLOCK LETTERS)	Name of director (BLOCK LETTERS)

Executed by COLLIERS INTERNATIONAL (VICTORIA) PTY LTD ACN 005 032 940 as a Guarantor in accordance with section 127 of the Corporations Act 2001:
<Signed> John Marasco	<Signed> Robert Joyes
Director/company secretary	Director
JOHN MARASCO	ROBERT JOYES
Name of director/company secretary (BLOCK LETTERS)	Name of director (BLOCK LETTERS)

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS NEW ZEALAND LIMITED, as a Guarantor
Per:	<Signed> Matthew Hawkins
	Name:	Matthew Hawkins
	Title:	Authorized Signor

I have the authority to bind the Corporation

COLLIERS INTERNATIONAL GERMANY HOLDING GMBH, as a Guarantor
Per:	<Signed> Matthew Hawkins
	Name:	Davoud Amel-Azizpour
	Title:	Director

I have the authority to bind the Corporation

COLLIERS MACAULAY NICOLLS (CYPRUS) LIMITED, as a Guarantor
Per:	<Signed> Matthew Hawkins
	Name:	Matthew Hawkins
	Title:	Director

I have the authority to bind the Corporation

COLLIERS INTERNATIONAL HOLDINGS LIMITED, as a Guarantor
Per:	<Signed> Matthew Hawkins
	Name:	Matthew Hawkins
	Title:	Director

I have the authority to bind the Company

COLLIERS INTERNATIONAL CONSULTANTS LIMITED, as a Guarantor
Per:	<Signed> Matthew Hawkins
	Name:	Matthew Hawkins
	Title:	Director

I have the authority to bind the Company

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS INTERNATIONAL (HONG KONG) LIMITED, as a Guarantor
Per:	<Signed> Matthew Hawkins
	Name:	Matthew Hawkins
	Title:	Director

I have the authority to bind the Corporation

Signed by a director of GLOBESTAR LIMITED for and on behalf of, and as corporate member of, COLLIERS INTERNATIONAL PROPERTY ADVISERS UK LLP, a limited liability partnership incorporated in England and Wales with registration number OC385143, as a Guarantor

Per:	<Signed> Davoud Amel-Azizpour
	Name:	Davoud Amel-Azizpour
	Title:	Director

COLLIERS INTERNATIONAL PROPERTY CONSULTANTS LIMITED, a company incorporated in England and Wales with registration number 07996509, as a Guarantor
Per:	<Signed> Davoud Amel-Azizpour
	Name:	Davoud Amel-Azizpour
	Title:	Director

I have the authority to bind the Corporation

COLLIERS INTERNATIONAL EMEA FINCO PLC, a company incorporated in England and Wales with registration number 11313832, as a Guarantor
Per:	<Signed> Davoud Amel-Azizpour
	Name:	Davoud Amel-Azizpour
	Title:	Director

I have the authority to bind the Corporation

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

AGENTS

BANK OF MONTREAL, as Administration Agent, Canadian Administration Agent and U.S. Administration Agent
Per:	<Signed> Sean P. Gallaway
	Name:	Sean P. Gallaway
	Title:	Managing Director

Draw Requests, Conversion Requests, Repayment Notices

Bank of Montreal

250 Yonge Street, 11th Floor

Toronto, Ontario M5B 2L7

Attention: Agency Services

Tel: [REDACTED]

Fax: [REDACTED]

Email: [REDACTED]

All Other Notices

BMO Capital Markets

100 King Street West, 5th Floor

Toronto, ON M5X 1H3

Attention: Corporate Banking

Email: [REDACTED]

BANK OF MONTREAL, LONDON BRANCH, as European Agent
Per:	<Signed> Andrew Nelson
	Name:	Andrew Nelson

Per:	<Signed> Scott Matthews
	Name:	Scott Matthews
	Title:	CFO

HSBC BANK AUSTRALIA LIMITED, as Australian Agent
Per:	<Signed> Matthew Sargent
	Name:	Matthew Sargent
	Title:	Director

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS

Fédération des Caisses Desjardins du Québec
Per:	<Signed> Sophia Soofi
Name: Sophia Soofi
Title: Managing Director, Corporate Banking
Per:	<Signed> Gian Guerrero
Name: Gian Guerrero
Title: Director, Corporate Banking
Address for Notice: [REDACTED] Attn: Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

HSBC UK BANK plc
Per:	<Signed> Caroline Winter-Nolan
Name: Caroline Winter-Nolan
Title: Senior Legal Counsel
Address for Notice: [REDACTED] Tel.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

THE TORONTO-DOMINION BANK
Per:	<Signed> Tim Thomas
Name: Tim Thomas
Title: Managing Director
Per:	<Signed> Aman Cheema
Name: Aman Cheema
Title: Vice President
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

JPMORGAN CHASE BANK, N.A., Toronto Branch
Per:	<Signed> Jeffrey Coleman
Name: Jeffrey Coleman
Title: Executive Director
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

BANK OF MONTREAL
Per:	<Signed> Sean P. Gallaway
Name: Sean P. Gallaway
Title: Director
Address for Notice: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

ROYAL BANK OF CANADA
Per:	<Signed> Scott Robinson
Name: Scott Robinson
Title: Vice President – CCG Finance
Per:
Name:
Title:
Address for Notice: {REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

THE BANK OF NOVA SCOTIA
Per:	<Signed> Steve Holyman
Name: Steve Holyman
Title: Managing Director
Per:	<Signed> Mitali Kakran
Name: Mitali Kakran
Title: Associate
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch
Per:	<Signed> Sanaa Khatri-Ahmed
Name: Sanaa Khatri-Ahmed
Title: Senior Vice President
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE
Per:	<Signed> Jeff McInenly
Name: Jeff McInenly
Title: Executive Director
Per:	<Signed> Martin Danaj
Name: Martin Danaj
Title: Executive Director
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

NATIONAL BANK OF CANADA
Per:	<Signed> Michelle Fiebig
Name: Michelle Fiebig
Title: Managing Director
Per:	<Signed> David Torrey
Name: David Torrey
Title: Managing Director & Head
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

U.S. BANK NATIONAL ASSOCIATION
Per:	<Signed> Kenneth S. Wong
Name: Kenneth S. Wong
Title: Senior Vice-President
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

WELLS FARGO BANK, N.A., Canadian Branch
Per:	<Signed> Marc-Philippe Piche
Name: Marc Philippe Piche
Title: Regional Vice President
Per:
Name:
Title:
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

MIZUHO BANK, LTD., CANADA BRANCH
Per:	<Signed> James K.G. Campbell
Name: James K.G. Campbell
Title: Director
Per:
Name:
Title:
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

U.S. LENDERS

the TORONTO-DOMINION BANK, NEW YORK Branch
Per:	<Signed> Manisha Sandhu
Name: Manisha Sandhu
Title: Authorized Signatory
Per:
Name:
Title:
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

HSBC UK BANK plc
Per:	<Signed> Caroline Winter-Nolan
Name: Caroline Winter-Nolan
Title: Senior Legal Counsel
Address for Notice: [REDACTED] Tel.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

Fédération des Caisses Desjardins du Québec
Per:	<Signed> Sophia Soofi
Name: Sophia Soofi
Title: Managing Director, Corporate Banking

Per:	<Signed> Gian Guerrero
Name: Gian Guerrero
Title: Director, Corporate Banking
Address for Notice: [REDACTED] Attn: Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

JPMORGAN CHASE BANK, N.A.

Per:	<Signed> Ryan P. Viaclovsky
Name: Ryan P. Viaclovsky
Title: Authorized Officer
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

BANK OF MONTREAL, Chicago Branch

Per:	<Signed> Jonathan Sarmini
Name: Jonathan Sarmini
Title: Vice President
Address for Notice: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

Royal bank of canada

Per:	<Signed> Scott Robinson
Name: Scott Robinson
Title: Vice President – CCG Finance

Per:
Name:
Title:
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	<Signed> Steve Holyman
Name: Steve Holyman
Title: Managing Director

Per:	<Signed> Mitali Kakran
Name: Mitali Kakran
Title: Associate
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch

Per:	<Signed> Sanaa Khatri-Ahmed
Name: Sanaa Khatri-Ahmed
Title: Senior Vice President
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	<Signed> Jeff McInenly
Name: Jeff McInenly
Title: Executive Director

Per:	<Signed> Martin Danaj
Name: Martin Danaj
Title: Executive Director
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	<Signed> Michelle Fiebig
Name: Michelle Fiebig
Title: Managing Director

Per:	<Signed> David Torrey
Name: David Torrey
Title: Managing Director & Head
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

U.S. BANK NATIONAL ASSOCIATION

Per:	<Signed> Kenneth S. Wong
Name: Kenneth S. Wong
Title: Senior Vice-President
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

WELLS FARGO BANK, N.A., Canadian Branch

Per:	<Signed> Marc Philippe Piche
Name: Marc Philippe Piche
Title: Regional Vice President

Per:
Name:
Title:

Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

MIZUHO BANK, LTD., CANADA BRANCH

Per:	<Signed> James K.G. Campbell
Name: James K.G. Campbell
Title: Director

Per:
Name:
Title:
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

UK LENDERS

THE toronto-dominion BANK, London Branch

Per:	<Signed> Philip Bates
Name: Philip Bates
Title: MD European Corporate Banking

Per:
Name:
Title:
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

Fédération des Caisses Desjardins du Québec

Per:	<Signed> Sophia Soofi
Name: Sophia Soofi
Title: Managing Director, Corporate Banking

Per:	<Signed> Gian Guerrero
Name: Gian Guerrero
Title: Director, Corporate Banking
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

JPMORGAN CHASE BANK, N.A.

Per:	<Signed> Ryan P. Viaclovsky
Name: Ryan P. Viaclovsky
Title: Authorized Officer
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

BANK OF MONTREAL, London Branch

Per:	<Signed> Andrew Nelson
Name: Andrew Nelson
Per:	Title: Director <Signed> Scott Matthews Name: Scott Matthews Title: CFO
Address for Notice: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

HSBC UK BANK plc

Per:	<Signed> Caroline Winter- Nolan
Name: Caroline Winter-Nolan
Title: Senior Legal Counsel
Address for Notice: [REDACTED] Tel.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

ROYAL BANK OF CANADA

Per:	<Signed> Scott Robinson
Name: Scott Robinson
Title: Vice President – CCG Finance

Per:
Name:
Title:
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	<Signed> Steve Holyman
Name: Steve Holyman
Title: Managing Director

Per:	<Signed> Mitali Kakran
Name: Mitali Kakran
Title: Associate
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch

Per:	<Signed> Sanaa Khatri-Ahmed
Name: Sanaa Khatri-Ahmed
Title: Senior Vice President
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	<Signed> Michelle Fiebig
Name: Michelle Fiebig
Title: Managing Director

Per:	<Signed> David Torrey
Name: David Torrey
Title: Managing Director & Head
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

WELLS FARGO BANK, N.A., Canadian Branch

Per:	<Signed> Marc Philippe Piche
Name: Marc Philippe Piche
Title: Regional Vice President

Per:
Name:
Title:
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

MIZUHO BANK, LTD., CANADA BRANCH

Per:	<Signed> James K.G. Campbell
Name: James K.G. Campbell
Title: Director

Per:
Name:
Title:
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	<Signed> Jeff McInenly
Name: Jeff McInenly
Title: Executive Director

Per:	<Signed> Martin Danaj
Name: Martin Danaj
Title: Executive Director
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

U.S. BANK NATIONAL ASSOCIATION

Per:	<Signed> Kenneth S. Wong
Name: Kenneth S. Wong
Title: Senior Vice-President
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS

THE toronto-dominion BANK, London Branch

Per:	<Signed> Philip Bates
Name: Philip Bates
Title: MD European Corporate Banking

Per:
Name:
Title:
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

JPMORGAN CHASE BANK, N.A.

Per:	<Signed> Ryan P. Viaclovsky
Name: Ryan P. Viaclovsky
Title: Authorized Officer
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

BANK OF MONTREAL, London Branch

Per:	<Signed> Andrew Nelson
Name: Andrew Nelson
Per:	Title: Director <Signed> Scott Matthews Name: Scott Matthews Title: CFO
Address for Notice: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

HSBC UK BANK plc

Per:	<Signed> Caroline Winter-Nolan
Name: Caroline Winter-Nolan
Title: Senior Legal Counsel
Address for Notice: [REDACTED] Tel.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

ROYAL BANK OF CANADA

Per:	<Signed> Scott Robinson
Name: Scott Robinson
Title: Vice President – CCG Finance

Per:
Name:
Title:
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	<Signed> Steve Holyman
Name: Steve Holyman
Title: Managing Director

Per:	<Signed> Mitali Kakran
Name: Mitali Kakran
Title: Associate
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch

Per:	<Signed> Sanaa Khatri-Ahmed
Name: Sanaa Khatri-Ahmed
Title: Senior Vice President
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	<Signed> Michelle Fiebig
Name: Michelle Fiebig
Title: Managing Director

Per:	<Signed> David Torrey
Name: David Torrey
Title: Managing Director & Head
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

WELLS FARGO BANK, N.A., Canadian Branch

Per:	<Signed> Marc Philippe Piche
Name: Marc Philippe Piche
Title: Regional Vice President

Per:
Name:
Title:
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	<Signed> Jeff McInenly
Name: Jeff McInenly
Title: Executive Director

Per:	<Signed> Martin Danaj
Name: Martin Danaj
Title: Executive Director
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

MIZUHO BANK, LTD., CANADA BRANCH

Per:	<Signed> James K.G. Campbell
Name: James K.G. Campbell
Title: Director

Per:
Name:
Title:
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

Fédération des Caisses Desjardins du Québec

Per:	<Signed> Sophia Soofi
Name: Sophia Soofi
Title: Managing Director, Corporate Banking

Per:	<Signed> Gian Guerrero
Name: Gian Guerrero
Title: Director, Corporate Banking
Address for Notice: [REDACTED] Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

U.S. BANK NATIONAL ASSOCIATION

Per:	<Signed> Kenneth S. Wong
Name: Kenneth S. Wong
Title: Senior Vice-President
Address for Notice: [REDACTED] Telecopier No.: ([REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

AUSTRALIAN LENDER

HSBC BANK AUSTRALIA LIMITED

Signed for HSBC BANK AUSTRALIA LIMITED (ABN 48 006 434 162) by its duly appointed attorney under power of attorney in the presence of:

<Signed> Raymond Cheng

_________________________________
Witness Signature

Raymond Cheng

_________________________________
Print Name

<Signed> Matthew Sargent
____________________________________ Attorney Signature Matthew Sargent ____________________________________ Print Name
Address for Notice: [REDACTED] Tel.: [REDACTED] Email: [REDACTED]

Signature page to Fourth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

EXHIBIT A

SCHEDULE “H-1” TO THE THIRD AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MAY 27, 2022 (AS AMENDED, RESTATED, SUPPLEMENTED OR OTHERWISE MODIFIED FROM TIME TO TIME) BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS A CANADIAN BORROWER, COLLIERS MACAULAY NICOLLS INC., AS A CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, COÖPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, BMO CAPITAL MARKETS, AS CO-LEAD ARRANGER, SOLE BOOKRUNNER AND SUSTAINABILITY STRUCTURING AGENT, BANK OF MONTREAL, AS ADMINISTRATION AGENT, CANADIAN ADMINISTRATION AGENT AND U.S. ADMINISTRATION AGENT, BANK OF MONTREAL, LONDON BRANCH, AS EUROPEAN ADMINISTRATION AGENT, AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

CANADIAN COMMITMENTS

Canadian Facilities
Lenders	[Reserved]	Canadian Swingline B Commitment	Canadian Revolving Facility Commitment	Total Canadian Commitment
Bank of Montreal		[REDACTED]	[REDACTED]	[REDACTED]
JPMorgan Chase Bank, N.A., Toronto Branch			[REDACTED]	[REDACTED]
Mizuho Bank, Ltd., Canada Branch			[REDACTED]	[REDACTED]
U.S. Bank National Association			[REDACTED]	[REDACTED]
Bank of America, N.A., Canada Branch			[REDACTED]	[REDACTED]
The Toronto-Dominion Bank			[REDACTED]	[REDACTED]
Royal Bank of Canada			[REDACTED]	[REDACTED]
Canadian Imperial Bank of Commerce			[REDACTED]	[REDACTED]
The Bank of Nova Scotia			[REDACTED]	[REDACTED]
National Bank of Canada			[REDACTED]	[REDACTED]
Wells Fargo Bank, N.A., Canadian Branch			[REDACTED]	[REDACTED]
Fédération des Caisses Desjardins du Québec			[REDACTED]	[REDACTED]
HSBC UK Bank PLC			[REDACTED]	[REDACTED]
		$15,000,000.00	$1,085,000,000	$1,100,000,000

EXHIBIT B

SCHEDULE “H-2” TO THE THIRD AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MAY 27, 2022 (AS AMENDED, RESTATED, SUPPLEMENTED OR OTHERWISE MODIFIED FROM TIME TO TIME) BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS A CANADIAN BORROWER, COLLIERS MACAULAY NICOLLS INC., AS A CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, COÖPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, BMO CAPITAL MARKETS, AS CO-LEAD ARRANGER, SOLE BOOKRUNNER AND SUSTAINABILITY STRUCTURING AGENT, BANK OF MONTREAL, AS ADMINISTRATION AGENT, CANADIAN ADMINISTRATION AGENT AND U.S. ADMINISTRATION AGENT, BANK OF MONTREAL, LONDON BRANCH, AS EUROPEAN ADMINISTRATION AGENT, AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

U.S. COMMITMENTS

U.S. Facilities
Lenders	U.S. Swingline Commitment	Sweep to Loan Commitment	U.S. Revolving Facility Commitment	Total U.S. Commitment
Bank of Montreal, Chicago Branch		[REDACTED]	[REDACTED]	[REDACTED]
JPMorgan Chase Bank, N.A.	[REDACTED]		[REDACTED]	[REDACTED]
Mizuho Bank, Ltd., Canada Branch			[REDACTED]	[REDACTED]
U.S. Bank National Association			[REDACTED]	[REDACTED]
Bank of America, N.A., Canada Branch			[REDACTED]	[REDACTED]
Canadian Imperial Bank of Commerce			[REDACTED]	[REDACTED]
The Bank of Nova Scotia			[REDACTED]	[REDACTED]
The Toronto-Dominion Bank, New York Branch			[REDACTED]	[REDACTED]
Royal Bank of Canada			[REDACTED]	[REDACTED]
National Bank of Canada			[REDACTED]	[REDACTED]
Wells Fargo Bank, N.A., Canadian Branch			[REDACTED]	[REDACTED]
Fédération des Caisses Desjardins du Québec			[REDACTED]	[REDACTED]
HSBC UK Bank PLC			[REDACTED]	[REDACTED]
	$20,000,000.00	$15,000,000.00	$790,000,000	$825,000,000

EXHIBIT C

SCHEDULE “H-3” TO THE THIRD AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MAY 27, 2022 (AS AMENDED, RESTATED, SUPPLEMENTED OR OTHERWISE MODIFIED FROM TIME TO TIME) BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS A CANADIAN BORROWER, COLLIERS MACAULAY NICOLLS INC., AS A CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, COÖPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, BMO CAPITAL MARKETS, AS CO-LEAD ARRANGER, SOLE BOOKRUNNER AND SUSTAINABILITY STRUCTURING AGENT, BANK OF MONTREAL, AS ADMINISTRATION AGENT, CANADIAN ADMINISTRATION AGENT AND U.S. ADMINISTRATION AGENT, BANK OF MONTREAL, LONDON BRANCH, AS EUROPEAN ADMINISTRATION AGENT, AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

UK COMMITMENTS

Lenders	UK Revolving Facility Commitment
Bank of Montreal, London Branch	[REDACTED]
JPMorgan Chase Bank, N.A.	[REDACTED]
Mizuho Bank, Ltd., Canada Branch	[REDACTED]
U.S. Bank National Association	[REDACTED]
Bank of America N.A., Canada Branch	[REDACTED]
The Toronto-Dominion Bank, London Branch	[REDACTED]
Canadian Imperial Bank of Commerce	[REDACTED]
The Bank of Nova Scotia	[REDACTED]
Royal Bank of Canada	[REDACTED]
HSBC UK Bank PLC	[REDACTED]
National Bank of Canada	[REDACTED]
Wells Fargo Bank, N.A., Canadian Branch	[REDACTED]
Fédération des Caisses Desjardins du Québec	[REDACTED]
$100,000,000

EXHIBIT D

SCHEDULE “H-4” TO THE THIRD AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MAY 27, 2022 (AS AMENDED, RESTATED, SUPPLEMENTED OR OTHERWISE MODIFIED FROM TIME TO TIME) BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS A CANADIAN BORROWER, COLLIERS MACAULAY NICOLLS INC., AS A CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, COÖPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, BMO CAPITAL MARKETS, AS CO-LEAD ARRANGER, SOLE BOOKRUNNER AND SUSTAINABILITY STRUCTURING AGENT, BANK OF MONTREAL, AS ADMINISTRATION AGENT, CANADIAN ADMINISTRATION AGENT AND U.S. ADMINISTRATION AGENT, BANK OF MONTREAL, LONDON BRANCH, AS EUROPEAN ADMINISTRATION AGENT, AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

Colliers EMEA COMMITMENTS

Lenders	Colliers EMEA Revolving Facility Commitment
Bank of Montreal, London Branch	[REDACTED]
JPMorgan Chase Bank, N.A.	[REDACTED]
Mizuho Bank, Ltd., Canada Branch	[REDACTED]
U.S. Bank National Association	[REDACTED]
Bank of America N.A., Canada Branch	[REDACTED]
The Bank of Nova Scotia	[REDACTED]
The Toronto-Dominion Bank, London Branch	[REDACTED]
Canadian Imperial Bank of Commerce	[REDACTED]
Royal Bank of Canada	[REDACTED]
National Bank of Canada	[REDACTED]
Wells Fargo Bank, N.A., Canadian Branch	[REDACTED]
HSBC UK Bank PLC	[REDACTED]
Fédération des Caisses Desjardins du Québec	[REDACTED]
$125,000,000

EXHIBIT E

SCHEDULE “H-5” TO THE THIRD AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MAY 27, 2022 (AS AMENDED, RESTATED, SUPPLEMENTED OR OTHERWISE MODIFIED FROM TIME TO TIME) BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS A CANADIAN BORROWER, COLLIERS MACAULAY NICOLLS INC., AS A CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, COÖPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, BMO CAPITAL MARKETS, AS CO-LEAD ARRANGER, SOLE BOOKRUNNER AND SUSTAINABILITY STRUCTURING AGENT, BANK OF MONTREAL, AS ADMINISTRATION AGENT, CANADIAN ADMINISTRATION AGENT AND U.S. ADMINISTRATION AGENT, BANK OF MONTREAL, LONDON BRANCH, AS EUROPEAN ADMINISTRATION AGENT, AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

AUSTRALIAN COMMITMENTS

Australian Facilities
Lenders	Australian Swingline Commitment	Australian Revolving Facility Commitment	Total Australian Commitment
HSBC Bank Australia Limited		[REDACTED]	[REDACTED]
	$0	$100,000,000	$100,000,000

EXHIBIT F

SCHEDULE “H-6” TO THE THIRD AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MAY 27, 2022 (AS AMENDED, RESTATED, SUPPLEMENTED OR OTHERWISE MODIFIED FROM TIME TO TIME) BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS A CANADIAN BORROWER, COLLIERS MACAULAY NICOLLS INC., AS A CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, COÖPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, BMO CAPITAL MARKETS, AS CO-LEAD ARRANGER, SOLE BOOKRUNNER AND SUSTAINABILITY STRUCTURING AGENT, BANK OF MONTREAL, AS ADMINISTRATION AGENT, CANADIAN ADMINISTRATION AGENT AND U.S. ADMINISTRATION AGENT, BANK OF MONTREAL, LONDON BRANCH, AS EUROPEAN ADMINISTRATION AGENT, AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

TOTAL COMMITMENTS

All Facilities
Lenders	Total Commitments All Facilities
Bank of Montreal, Bank of Montreal, Chicago Branch and Bank of Montreal, London Branch	[REDACTED]
JPMorgan Chase Bank, N.A., Toronto Branch and JPMorgan Chase Bank, N.A.	[REDACTED]
Mizuho Bank, Ltd., Canada Branch	[REDACTED]
U.S. Bank National Association	[REDACTED]
Bank of America, N.A., Canada Branch	[REDACTED]
HSBC UK Bank PLC and HSBC Bank Australia Limited	[REDACTED]
Royal Bank of Canada	[REDACTED]
The Toronto-Dominion Bank, The Toronto-Dominion, New York Branch and The Toronto-Dominion Bank, London Branch	[REDACTED]
Canadian Imperial Bank of Commerce	[REDACTED]
The Bank of Nova Scotia	[REDACTED]
National Bank of Canada	[REDACTED]
Wells Fargo Bank, N.A., Canadian Branch	[REDACTED]
Fédération des Caisses Desjardins du Québec	[REDACTED]
$2,250,000,000